EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this "Agreement") is dated as of October 4, 2007, by and between Lighting Science Group Corporation, a Delaware corporation (the "Company") and Kevin Furry ("Executive", and together with the Company, the "Parties").

W I T N E S S E T H :

A. The Company desires to employ Executive, and Executive desires to be employed by the Company, on the terms and conditions set forth in this Agreement.

B. Executive acknowledges that (i) Executive's employment with the Company will provide Executive with trade secrets of, and confidential information concerning, the "Company Group" (as defined in Section 7(a) below) and (ii) the covenants contained in this Agreement are essential to protect the business and goodwill of the Company Group.

Accordingly, in consideration of the premises and the respective covenants and agreements of the Parties set forth below, and intending to be legally bound hereby, the Parties agree as follows:

Section 1.   Term. Subject to earlier termination in accordance with the provisions of Section 6 of this Agreement, Executive shall be employed by the Company for an initial period commencing on the consummation of the transactions contemplated by the Exchange and Contribution Agreement by and among LED Holdings, LLC ("LED") and the Company dated as of the date hereof (the "Effective Date") and ending on the fifth anniversary of the Effective Date (the "Term"); provided, that the Term shall be automatically extended for successive one-year periods thereafter unless, no later than ninety (90) days prior to the expiration of the initial period, or any such successive one-year renewal period, either Party shall provide to the other Party written notice of its or his desire not to extend the Term. Upon Executive's termination of employment with the Company for any reason, Executive shall immediately resign all positions with the Company and any other members of the Company Group.

Section 2.   Position and Duties.

(a)   During the Term, Executive shall serve as the Company's Co-Chief Technology Officer and shall report to the Company's Chief Executive Officer. Executive shall have such responsibilities and duties as are customarily exercised by a person holding the position in which Executive serves and shall comply with all of the policies and procedures of the Company and its subsidiaries that are applicable to Executive. If reasonably requested by the Company's Board of Directors (the "Board"), Executive hereby agrees to serve (without additional compensation) as an officer and/or director of any member of the Company Group.

(b)   During the Term and except as otherwise agreed by the Board, Executive shall devote Executive's full employable time, attention and best efforts to the business affairs of the Company (except during vacations or illness) and will not actively engage in outside business activities, whether or not such activity is pursued for gain, profit or other pecuniary advantage unless such activity (and the amount thereof) is approved by the Board. Notwithstanding the foregoing, Executive shall be entitled to devote a reasonable amount of time to civic and community affairs and the management of his personal investments so long as these other activities do not interfere with the performance of Executive's duties hereunder.

Section 3.   Compensation.

(a)   Base Salary. During the Term, Executive shall receive an annual base salary (the "Base Salary") of $250,000, payable in regular installments in accordance with the Company's usual payroll practices. The Base Salary shall be reviewed by the Board or the Compensation Committee thereof no less frequently than annually during the Term for discretionary increase, effective each anniversary of the Effective Date, and shall in any event be increased on each anniversary of the Effective Date by a percentage equal to at least the percentage increase in the CPI (All Urban Consumers) for the most recent calendar year that has ended prior to the effective date of such increase.

(b)   Executive Bonus Plan. Executive shall be eligible to participate in all executive bonus plan(s) in which senior executives of the Company participate as the Board, in its sole direction, may from time to time establish at a level commensurate to his position with the Company, and any bonus payable under any such plan(s) shall be subject to, and contingent upon, the attainment of performance goals established by the Board thereunder.

(c)   Equity-Based Compensation During the Term, Executive shall be eligible to receive awards under the Company's 2005 Equity-Based Compensation Plan (the "Equity-Based Compensation Plan").

Section 4.   Expenses. During the Term, Executive shall be entitled to receive prompt reimbursement for all travel and business expenses reasonably incurred and accounted for by Executive (in accordance with the policies and procedures established from time to time by the Company) in performing services hereunder.

Section 5.   Other Benefits.

(a)   Employee Benefits. During the Term and to the extent permitted by applicable law, Executive shall be able to participate in all employee benefit plans and perquisite and fringe benefit programs on a basis no less favorable than such benefits and perquisites are provided by the Company from time to time to the Company's other senior executives.

(b)   Vacations. Executive shall be entitled to twenty (20) days of paid vacation during each calendar year during the Term, any or all of which may be carried over into a new calendar year, for a maximum accrual of ten (10) days, and all paid holidays and personal days given by the Company to its senior executives. In accordance with the Company's vacation pay policy, Executive shall also be entitled to cash out earned but unused vacation days in excess of ten (10) days at the end of each such calendar year.

Section 6.   Termination of Employment. Executive's employment hereunder may be terminated under the following circumstances:

(a)   Death. The Term and Executive's employment hereunder shall terminate upon Executive's death. Upon any termination of Executive's employment hereunder as a result of this Section 6(a), Executive's estate shall be entitled to receive (i) his Base Salary through the date of termination and (ii) any earned but unpaid annual bonus (collectively, the "Accrued Amounts"). All other benefits, if any, due to Executive's estate following Executive's termination due to death shall be determined in accordance with the plans, policies and practices of the Company; provided, that Executive (or his estate, as the case may be) shall not participate in any severance plan, policy or program of the Company. Executive's estate shall not accrue any additional compensation (including any Base Salary or bonus) or other benefits under this Agreement following such termination of employment, except for any benefits to which Executive (or his estate) is entitled pursuant to the terms of the employee benefit plans of the Company in which Executive is participating immediately prior to such termination.

(b)   Disability. The Company may terminate the Term and Executive's employment hereunder for Disability. "Disability" shall mean the incapacitation or disability of Executive by accident, sickness or otherwise so as to render Executive mentally or physically incapable of performing the duties required to be performed by such Executive pursuant to the terms of this Agreement, for any period of 90 consecutive days or for an aggregate of 120 days in any period of 365 consecutive days. In conjunction with determining Disability for purposes of this Agreement, Executive hereby (i) consents to any such examinations, at the Company's expense, which are relevant to a determination of whether Executive is mentally and/or physically disabled and (ii) agrees to furnish such medical information as may be reasonably requested. Upon any termination of Executive's employment hereunder pursuant to this Section 6(b), Executive shall be entitled to receive the Accrued Amounts. All other benefits, if any, due to Executive following Executive's termination by the Company for Disability shall be determined in accordance with the plans, policies and practices of the Company; provided, that Executive shall not participate in any severance plan, policy or program of the Company unless such severance plan, policy or program specifically relates to Disability (and only to the extent it so relates). Executive shall not accrue any additional compensation (including any Base Salary or bonus) or other benefits under this Agreement following such termination of employment, except for any benefits to which Executive (or his estate) is entitled pursuant to the terms of the employee benefit plans of the Company in which Executive is participating immediately prior to such termination.

(c)   Termination for Cause; Voluntary Termination. At any time during the Term, (i) the Company may terminate the Term and Executive's employment hereunder for "Cause" (as defined below) by written notice specifying the grounds for Cause in reasonable detail, and (ii) Executive may terminate the Term and Executive's employment hereunder "voluntarily" (that is, other than by death, Disability or for Good Reason, in accordance with Sections 6(a), 6(b) or 6(d)). "Cause" shall mean Executive's: (A) willful breach of Executive's obligations under this Agreement, which breach Executive fails to cure, if curable, within twenty (20) days after receipt of a written notice of such breach; (B) gross negligence in the performance or intentional non-performance of Executive's material duties to the Company or any of its subsidiaries; (C) commission of a felony or a crime of moral turpitude; (D) commission of a material act of deceit, fraud, perjury or embezzlement that involves or directly or indirectly causes harm to the Company or any of its subsidiaries; or (E) repeatedly (i.e. on more than one occasion) being under the influence of drugs or alcohol (other than over-the-counter or prescription medicine or other medically-related drugs to the extent they are taken in accordance with their directions or under the supervision of a physician) during the performance of Executive's duties to the Company or any of its subsidiaries, or, while under the influence of such drugs or alcohol, engaging in grossly inappropriate conduct during the performance of Executive's duties to the Company or any of its subsidiaries.

Upon the termination of the Term and Executive's employment hereunder pursuant to this Section 6(c) by the Company for Cause, Executive shall be entitled to receive his Base Salary through the date of termination. Upon the termination of the Term and Executive's employment hereunder pursuant to this Section 6(c) due to Executive's voluntary termination, Executive shall be entitled to receive the Accrued Amounts. Executive shall not accrue any additional compensation (including any Base Salary or bonus) or other benefits under this Agreement following such termination of employment. All other benefits, if any, due to Executive following Executive's termination of employment for Cause or due to Executive's voluntary termination pursuant to this Section 6(c) shall be determined in accordance with the plans, policies and practices of the Company; provided, that Executive shall not participate in any severance plan, policy or program of the Company.

(d) Termination for Good Reason or without Cause. At any time during the Term, (i) Executive may terminate the Term and Executive's employment hereunder for "Good Reason" (as defined below) and (ii) the Company may terminate the Term and Executive's employment hereunder "without Cause" (that is, other than by death, Disability or for Cause, in accordance with Sections 6(a), 6(b) or 6(c)). "Good Reason" shall mean the occurrence, without Executive's prior written consent, of any of the following events: (A) any material breach by the Company or any of its subsidiaries, as the case may be, of its obligations under this Agreement; (B) a reduction in Executive's Base Salary (other than a reduction made in connection with an across-the-board proportionate reduction in the base salaries of all officers of the Company that is not more than 10%); (C) a material reduction by the Company in the kind or level of employee benefits to which Executive is entitled immediately prior to such reduction that is not generally applicable to all executive level employees of the Company; or (D) a material reduction by the Company of Executive's duties and responsibilities, including a material change in job title or a change of geographic location of Executive's office of more than thirty (30) miles from the Company's present office in Rancho Cordova, California; provided, that any such event described in (A) through (D) above shall not constitute Good Reason unless Executive delivers to the Company a Notice of Termination for Good Reason within ninety (90) days after Executive first learns of the existence of the circumstances giving rise to Good Reason, and within thirty (30) days following the delivery of such Notice of Termination for Good Reason the Company has failed to cure the circumstances giving rise to Good Reason. Executive may also terminate the Term and his employment hereunder for "Good Reason" if the Company's Chief Executive Officer requests that Executive engage in business-related travel for a total of more than sixty (60) days in any calendar year ending during the Term, excluding any one-day business trips that do not require Executive to stay overnight, if Executive, upon receiving a request from the Chief Executive Officer for business-related travel that would result in such 60-day threshold being exceeded, delivers a written notice to the Chief Executive Officer that such request triggers Executive's right to terminate for "Good Reason" pursuant to this sentence and the Chief Executive Officer does not withdraw the request for such excess travel within five (5) business days of receiving such written notice; provided, that Executive must terminate his employment within ten (10) additional business days of the expiration of such fifth business day if such request is not withdrawn.

Upon the termination of Executive's employment hereunder pursuant to this Section 6(d), Executive shall receive (i) the Accrued Amounts and (ii) an amount equal to $62,500 as severance pay (the "Severance Payment"), such amount to be paid in accordance with the Company's usual payroll practices during the three-month period following such termination. All other benefits, if any, due Executive following a termination pursuant to this Section 6(d) shall be determined in accordance with the plans, policies and practices of the Company; provided, that Executive shall not participate in any severance plan, policy or program of the Company. Executive shall not accrue any additional compensation (including any Base Salary or bonus) or other benefits under this Agreement following such termination of employment. Notwithstanding the foregoing, if all or any portion of the Severance Payment or any other payments due under this Agreement following a separation from service are determined to be "nonqualified deferred compensation" subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), and the Company determines that Executive is a "specified employee" as defined in Section 409A(a)(2)(B)(i) of the Code and the regulations and other guidance issued thereunder, then such payments (or the applicable portion thereof) shall commence no earlier than the first day of the seventh month following the month in which Executive's separation from service occurs (at which time Executive shall be entitled to receive a lump sum payment equal to the aggregate payments that were subject to such six-month payment delay).

(e)   Termination as a Result of Non-Renewal of the Term. Upon the expiration of the Term, and the termination of Executive's employment upon the date of such expiration, Executive shall be entitled to receive only the Accrued Amounts. All other benefits, if any, due to Executive following Executive's termination of employment upon expiration of the Term pursuant to this Section 6(e) shall be determined in accordance with the plans, policies, and practices of the Company; provided, that Executive shall not participate in any severance plan, policy or program of the Company. Executive shall not accrue any additional compensation (including any Base Salary or bonus) or other benefits under this Agreement following such termination of employment.

(f)   Execution of Release of All Claims. Notwithstanding any other provision of this Agreement to the contrary, Executive acknowledges and agrees that any and all payments to which Executive or his estate, as applicable, is entitled under this Section 6 are conditional upon, and subject to, Executive or his estate, as applicable, first executing a valid waiver and release of all claims that Executive or his estate, as applicable, may have against the Company and its subsidiaries (which waiver and release of all claims shall contain appropriate carve outs for amounts payable pursuant to this Agreement and any rights Executive or his estate, as applicable, may have under any benefit plans or programs of the Company and its subsidiaries).

(g)   Notice of Termination. Any purported termination of employment by the Company or Executive shall be communicated by a written Notice of Termination to Executive or the Company, respectively, delivered in accordance with Section 8(d) hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in the Agreement relied upon, the date of termination, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated. The date of termination of Executive's employment shall be the date so stated in the Notice of Termination (which shall not be a date prior to the date of the Notice of Termination); provided, that (i) in the case of a termination for Cause by the Company, the date of termination shall be the date the Notice of Termination is delivered in accordance with Section 6(c) and (ii) in the case of a termination initiated by Executive pursuant to Section 6(c), the date of termination shall be not less than ninety (90) days following the delivery of a Notice of Termination.

Section 7.   Restrictive Covenants.

(a)   Noncompetition. In consideration of the payments, benefits and other obligations of the Company to Executive pursuant to this Agreement, Executive hereby covenants and agrees that, at all times during which Executive is employed by the Company Group and during the "Restricted Period" (as defined below), Executive shall not, in any place in the world, directly or indirectly, own any interest in, manage, control, participate in (whether as an officer, director, manager, employee, partner, equity holder, member, agent, representative or otherwise), consult with, render services for, or in any other manner engage in any business engaged in anywhere in the world, by the Company and its Subsidiaries (collectively, the "Company Group") as conducted by the Company Group as of as of the date of Executive's termination, other than any business that is not directly related to the business conducted by the Company Group as of the date hereof as such business may be extended or expanded, or proposed to be extended or expanded prior to date of Executive's termination; provided, that nothing herein shall prohibit Executive from investing in stocks, bonds, or other securities in any business if: (i) such stocks, bonds, or other securities are listed on any United States securities exchange or are publicly traded in an over the counter market, and such investment does not exceed, in the case of any capital stock of any one issuer two percent (2%) of the issued and outstanding capital stock or in the case of bonds or other securities, two percent (2%) of the aggregate principal amount thereof issued and outstanding, or (ii) such investment is completely passive and no control or influence over the management or policies of such business is exercised. For purposes of this Section 7(a), the business of the Company Group shall only be "proposed to be extended or expanded" if: (i) Executive has actual knowledge of the proposed extension or expansion of the business of the Company Group on or prior to the date that Executive's employment is terminated; (ii) the proposed extension or expansion of the business is set forth in a written business plan of the Company; and (iii) such written business plan has been adopted by the Board not later than thirty (30) days following the date that Executive's employment is terminated and Executive is notified in writing of such adoption promptly following the same.

For purposes of this Agreement, the "Restricted Period" shall mean (i) if Executive's employment is terminated (A) at any time, pursuant to Sections 6(b), (d) or (e) above or clause (B) of the definition of Cause in Section 6(c) above or (B) by Executive without Good Reason pursuant to Section 6(c) above on or after the third anniversary of the Effective Date, the period commencing on the date of such termination and ending on the second anniversary of the date of such termination, and (ii) if Executive's employment is terminated (A) at any time, by the Company for Cause pursuant to Section 6(c) above (other than pursuant to clause (B) of the definition of Cause) or (B) by Executive without Good Reason pursuant to Section 6(c) above prior to the third anniversary of the Effective Date, the period following the termination of Executive's employment, if any, elected by the Company in the Notice of Termination delivered to Executive at the time of such termination; provided that that any period so elected by the Company may not be shorter than one month (i.e. thirty (30) days) following the date of such termination and may not exceed twenty four (24) months following the date of such termination.

(b)   Nonsolicitation; No-Hire. In further consideration of the payments by the Company to Executive pursuant to this Agreement, Executive hereby covenants and agrees that Executive shall not, directly or indirectly, (i) at all times during which Executive is employed by the Company Group and during the period commencing on the date of such termination and ending on the second anniversary of the date of such termination (A) induce or attempt to induce any employee or consultant of the Company Group to leave the employ or services of the Company Group, or in any way interfere with the relationship between the Company Group and any employee or consultant thereof or (B) except in the performance of Executive's duties for the Company Group, hire any person who was an employee of the Company Group at any time during the six (6) month period immediately prior to the date on which such hiring would take place (it being conclusively presumed by the Parties so as to avoid any disputes under this Section 7(b) that any such hiring within such six (6) month period is in violation of subclause (A) above), and (ii) during the Restricted Period, call on, solicit or service any customer, supplier, licensee, licensor or other business relation of the Company Group in order to induce or attempt to induce such person to cease doing business with, or reduce the amount of business conducted with, the Company Group, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation of the Company Group.

(c)   Confidential Information. Executive acknowledges that the Company Group has a legitimate and continuing proprietary interest in the protection of its "Confidential Information" (as defined below) and that it has invested substantial sums and will continue to invest substantial sums to develop, maintain and protect such Confidential Information. During the Term and at all times thereafter, Executive shall not, except with the written consent of the Company or in connection with carrying out Executive's duties or responsibilities hereunder, furnish or make accessible to anyone or use for Executive's own benefit any trade secrets, confidential or proprietary information of the Company Group, including its business plans, marketing plans, strategies, systems, programs, methods, employee lists, computer programs, insurance profiles and client lists (hereafter referred to as "Confidential Information"); provided, that such Confidential Information shall not include information which at the time of disclosure or use, was generally available to the public other than by a breach of this Agreement or was available to the party to whom disclosed on a non-confidential basis by disclosure or access provided by the Company or a third party without breaching any obligations of the Company, Executive or such third party or was otherwise developed or obtained legally and independently by the person to whom disclosed without a breach of this Agreement (and, in all events, following the expiration of the Restricted Period). Notwithstanding the foregoing, Executive may disclose Confidential Information when required to do so by a court of competent jurisdiction, by any governmental agency having supervisory authority over the business of the

Company Group or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order Executive to divulge, disclose or make accessible such information; provided, further, that in the event that Executive is ordered by a court or other government agency to disclose any Confidential Information, Executive shall (i) promptly notify the Company of such order, (ii) at the written request of the Company, diligently contest such order at the sole expense of the Company as expenses occur, and (iii) at the written request of the Company, seek to obtain, at the sole expense of the Company, such confidential treatment as may be available under applicable laws for any information disclosed under such order.

(d)   Property of the Company. All memoranda, notes, lists, records and other documents or papers (and all copies thereof) relating to the Company Group, whether written or stored on electronic media (including, without limitation, Executive's personal computer or laptop), made or compiled by or on behalf of Executive in the course of Executive's employment, or made available to Executive in the course of Executive's employment, relating to the Company Group, or to any entity which may hereafter become an affiliate thereof, but excluding Executive's personal effects, Rolodexes and similar items, shall be the property of the Company, and shall, except as otherwise agreed by the Company in writing, be delivered to the Company promptly upon the termination of Executive's employment with the Company for any reason or at any other time upon request.

(e)   Developments the Property of the Company. All discoveries, inventions, ideas, technology, formulas, designs, software, programs, algorithms, products, systems, applications, processes, procedures, methods and improvements and enhancements conceived, developed or otherwise made or created or produced by Executive alone or with others, at any time during his employment with the Company, and in any way relating to the business activities which are the same as or substantially similar to business activities carried on by the Company Group or proposed to be extended or expanded by the Company Group, or the products or services of the Company Group, whether or not subject to patent, copyright or other protection and whether or not reduced to tangible form ("Developments"), shall be the sole and exclusive property of the Company. Executive agrees to, and hereby does, assign to the Company, without any further consideration, all of Executive's right, title and interest throughout the world in and to all Developments. Executive agrees that all such Developments that are copyrightable may constitute works made for hire under the copyright laws of the United States and, as such, acknowledges that the Company or one of the members of the Company Group, as the case may be, is the author of such Developments and owns all of the rights comprised in the copyright of such Developments and Executive hereby assigns to the Company without any further consideration all of the rights comprised in the copyright and other proprietary rights Executive may have in any such Development to the extent that it might not be considered a work made for hire. Executive shall make and maintain adequate and current written records of all Developments and shall disclose all Developments promptly, fully and in writing to the Company promptly after development of the same, and at any time upon request. For purposes of this Section 7(e), the business of the Company Group shall only be "proposed to be extended or expanded" if: (i) Executive has actual knowledge of the proposed extension or expansion of the business of the Company Group on or prior to the date that Executive's employment is terminated; (ii) the proposed extension or expansion of the business is set forth in a written business plan of the Company; and (iii) such written business plan has been adopted by the

Board not later than thirty (30) days following the date that Executive's employment is terminated and Executive is notified in writing of such adoption promptly following the same.

Notwithstanding the foregoing, this Section 7(e) is subject to the provisions of California Labor Code Sections 2870, 2871 and 2872. In accordance with Section 2870 of the California Labor Code, Executive's obligation to assign Executive's right, title and interest throughout the world in and to all Developments does not apply to a Development that Executive developed entirely on his own time without using the Company's equipment, supplies, facilities, or Confidential Information except for those Developments that either: (i) relate to either the business of the Company Group at the time of conception or reduction to practice of the Development, or actual or demonstrably anticipated research or development of the Company Group; or (ii) result from any work performed by Executive for the Company Group. A copy of California Labor Code Sections 2870, 2871 and 2872 is attached to this Agreement as Exhibit A. Executive shall disclose all Developments to the Company, even if Executive does not believe that Executive is required under this Agreement, or pursuant to California Labor Code Section 2870, to assign his interest in such Developments to the Company. If the Company and Executive disagree as to whether or not a Development is included within the terms of this Agreement, it will be Executive's responsibility to prove that it is not included.

(f)   Consideration and Enforcement. Executive acknowledges and agrees that the Company's remedies at law for a breach or threatened breach of any of the provisions of Sections 7(a), (b), (c), (d) and (e) herein would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company shall be entitled to obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction (to the extent permitted by applicable law) or any other equitable remedy which may then be available.

Executive understands that the provisions of Sections 7(a), (b), (c), (d) and (e) may limit Executive's ability to earn a livelihood in a business similar to the business of the Company but Executive nevertheless agrees and hereby acknowledges that (A) such provisions do not impose a greater restraint than is necessary to protect the goodwill, Confidential Information or other business interests of the Company, (B) such provisions contain reasonable limitations as to time and scope of activity to be restrained, (C) such provisions are not harmful to the general public, (D) such provisions are not unduly burdensome to Executive, and (E) the consideration provided hereunder is sufficient to compensate Executive for the restrictions contained in Sections 7(a) and 7(b). In consideration of the foregoing and in light of Executive's education, skills and abilities, Executive agrees that Executive shall not assert that, and it should not be considered that, any provisions of Sections 7(a) and 7(b) otherwise are void, voidable or unenforceable or should be voided or held unenforceable. It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in Sections 7(a) and 7(b) to be reasonable and necessary, if a judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

In consideration for the covenants contained in Section 7(a) and Section 7(b)(ii), and provided that Executive is not in breach of the terms of Sections 7(a), (b) or (c) or the release referenced in Section 6(f) above, the Company shall pay to Executive:

(i)   if Executive's employment is terminated (A) at any time, pursuant to Sections 6(a), (b), (d) or (e) above or clause (B) of the definition of Cause in Section 6(c) above or (B) by Executive without Good Reason pursuant to Section 6(c) above on or after the third anniversary of the Effective Date, an amount equal to $437,500, such amount to be paid:

(x) if the "LSG Share Value" is equal to or greater than $437,500, in a single lump sum as soon as is reasonably practicable following the date of termination. The LSG Share Value is the sum of (I) the aggregate "Fair Market Value" (as that term is defined in the Equity-Based Compensation Plan), determined as of the date Executive's employment is terminated, of the Common Stock of the Company beneficially owned by Executive in consideration for Executive's equity in LED (the "LSG Shares"), (II) the amount of the proceeds, if any, received by Executive upon the transfer or sale of any LSG Shares as of or prior to the date Executive's employment is terminated and (III) the amount, if any, of distributions with respect to the LSG Shares paid as of or prior to the date Executive's employment is terminated; or

(y) if the LSG Share Value is less than $437,500, in substantially equal installments at the end of each month during the Restricted Period; or

(ii)   if Executive's employment is terminated (A) at any time, by the Company for Cause pursuant to Section 6(c) above (other than pursuant to clause (B) of the definition of Cause) or (B) by Executive without Good Reason pursuant to Section 6(c) above prior to the third anniversary of the Effective Date, $18,229.16 for each month of the Restricted Period, if any, elected by the Company in the Notice of Termination delivered to Executive at the time of such termination if Executive's employment is terminated by the Company for Cause or in a written notice delivered to Executive prior to the effective date of Executive's termination if Executive's employment is terminated by Executive without Good Reason, such amount to be paid at the end of each such month during the Restricted Period.

The amount(s) described in clauses (i) and (ii) of this Section 7(f) are collectively referred to as the "Noncompete Payment".

Section 8.   Miscellaneous.

(a)   Executive's Representations. Executive hereby represents and warrants to the Company that (i) Executive has read this Agreement in its entirety, fully understands the terms of this Agreement, has had the opportunity to consult with counsel prior to executing this Agreement, and is signing the Agreement voluntarily and with full knowledge of its significance;

(ii) the execution, delivery and performance of this Agreement by Executive does not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Executive is a party or by which he is bound; (iii) Executive is not a party to or bound by an employment agreement, non-compete agreement or confidentiality agreement with any other person or entity which would interfere in any material respect with the performance of his duties hereunder; and (iv) Executive shall not use any confidential information or trade secrets of any person or party other than the Company and its subsidiaries in connection with the performance of his duties hereunder.

(b)   Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in a writing signed by Executive and an officer of the Company (other than Executive) duly authorized by the Board to execute such amendment, waiver or discharge. No waiver by either Party at any time of any breach of the other Party of, or compliance with, any condition or provision of this Agreement to be performed by such other Party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

(c)   Successors and Assigns. Executive may not assign his rights or interests under this Agreement. This Agreement shall be binding on and inure to the benefit of the successors and assigns of the Company.

(d)   Notice. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, if delivered by overnight courier service, or if mailed by registered mail, return receipt requested, postage prepaid, addressed to the respective addresses or sent via facsimile to the respective facsimile numbers, as the case may be, as set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt; provided, however, that (i) notices sent by personal delivery or overnight courier shall be deemed given when delivered; (ii) notices sent by facsimile transmission shall be deemed given upon the sender's receipt of confirmation of complete transmission, and (iii) notices sent by registered mail shall be deemed given two days after the date of deposit in the mail.

> If to Executive, to such address as shall most currently appear on the records of the Company.

> If to the Company, to:

> Lighting Science Group Corporation
> 505 Park Avenue, 21st Floor
> New York, New York 10022
> Attention: Govi Rao
> Telephone: (610) 745-9598
> Facsimile: (908) 281-6033

with copies to:

> Pegasus Partners IV, L.P.
> 99 River Road
> Cos Cob, Connecticut 06807
> Attention: Steven Wacaster
> Facsimile: (203) 869-4400

and:

> Morrison Cohen LLP
> 909 Third Avenue
> New York, New York 10022-4784
> Attention: David A. Scherl, Esq.
> Facsimile: (212) 735-8708

(e)   GOVERNING LAW; CONSENT TO JURISDICTION. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE TO BE APPLIED. IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE STATE OF DELAWARE WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION'S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY. ANY ACTION TO ENFORCE THIS AGREEMENT AND/OR THE EXHIBITS HERETO MUST BE BROUGHT IN, AND THE PARTIES HEREBY CONSENT TO THE JURISDICTION OF, A COURT SITUATED IN THE CITY OF WILMINGTON OR THE DISTRICT OF DELAWARE. EACH PARTY HEREBY WAIVES THE RIGHTS TO CLAIM THAT ANY SUCH COURT IS AN INCONVENIENT FORUM FOR THE RESOLUTION OF ANY SUCH ACTION.

(f)   JURY TRIAL WAIVER. THE PARTIES EXPRESSLY AND KNOWINGLY WAIVE ANY RIGHT TO A JURY TRIAL IN THE EVENT ANY ACTION ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR EXECUTIVE'S EMPLOYMENT WITH THE COMPANY IS LITIGATED OR HEARD IN ANY COURT.

(g)   Attorney's Fees. The prevailing party in any legal action, suit or proceeding to enforce this agreement and/or the exhibits hereto shall be entitled to have and recover from the losing party such prevailing party's attorneys' fees and costs incurred in connection therewith.

(h)   Severability of Invalid or Unenforceable Provisions. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

(i)   Advice of Counsel and Construction. Each Party acknowledges that such Party had the opportunity to be represented by counsel in the negotiation and execution of this Agreement. Accordingly, the rule of construction of contract language by the drafting party is hereby waived by each Party.

(j)   Entire Agreement. This Agreement sets forth the entire agreement of the Parties in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written in respect of the subject matter contained herein.

(k)   Withholding Taxes. The Company shall be entitled to withhold from any payment due to Executive hereunder any amounts required to be withheld by applicable tax laws or regulations.

(l)   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Employment Agreement as of the date first above written.

LIGHTING SCIENCE GROUP CORPORATION

By:_____
    Name:
    Title:

EXECUTIVE

By: _____
    Kevin Furry

<u>**Exhibit A**</u>

California Labor Code Sections 2870, 2871 and 2872

SECTION 2870

(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

SECTION 2871

No employer shall require a provision made void and unenforceable by Section 2870 as a condition of employment or continued employment. Nothing in this article shall be construed to forbid or restrict the right of an employer to provide in contracts of employment for disclosure, provided that any such disclosures be received in confidence, of all of the employee's inventions made solely or jointly with others during the term of his or her employment, a review process by the employer to determine such issues as may arise, and for full title to certain patents and inventions to be in the United States, as required by contracts between the employer and the United States or any of its agencies.

SECTION 2872

If an employment agreement entered into after January 1, 1980, contains a provision requiring the employee to assign or offer to assign any of his or her rights in any invention to his or her employer, the employer must also, at the time the agreement is made, provide a written notification to the employee that the agreement does not apply to an invention which qualifies fully under the provisions of Section 2870. In any suit or action arising thereunder, the burden of proof shall be on the employee claiming the benefits of its provisions.